SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 4


Uniroyal Technology Corporation
----------------------------------
(NAME OF ISSUER)


Common Stock
----------------------------------
(TITLE OF CLASS OF SECURITIES)


Common Stock 909163107
----------------------------------
(CUSIP NUMBER)


Thomas M. Barnhart, II
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

January 23, 1997

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [   ] .


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1251983

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

          2,269,444 shares of Common Stock

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

          2,269,444 shares of Common Stock

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,269,444 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Common Stock:  17.1%

14. TYPE OF REPORTING PERSON*
          IA, CO



      This Amendment No. 4 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01, and the Series B Convertible Preferred Stock, par value $0.01 (the "Preferred Stock") of Uniroyal Technology
Corporation ("UTCI") previously filed by Pacholder Associates, Inc. ("PAI"). Items not included in this Amendment are either not amended or not applicable.



      Item 4 of the Schedule 13D, "Purpose of Transaction," is hereby amended in its entirety.

      Over the last three months the following events have transpired:

      (1) On November 4, 1996, William J. Morgan was nominated by State Street Bank and Trust Company on behalf of PAI for the board seat contractually granted to the Series B Convertible Preferred Stock, over which PAI has dispositive authority.

      (2) On November 15, 1996, the Company notified PAI that it was redeeming 15 shares of Series B Convertible Preferred Stock effective December 16, 1996. Then, on January 2, 1997, the Company notified PAI that the remaining 20 shares were to be redeemed on February 3, 1997. The combined payments total $5,250,000 ($150,000 per Preferred Share), or roughly $3.94 per Common Share based upon the conversion price. The redemptions are at a 31% premium to the current level of the Common Stock. These redemptions are occurring even though the Common Stock has been trading at about $3.00 per share, and the dividends were paid in Common Stock, not cash.

      (3) Shortly after the Preferred Stock was called, PAI was informed that Mr. Morgan would not be nominated for a board seat, despite representing 17% of the Common Stock, the largest single holding of Company Common Stock.

      (4) On December 18, 1996, the Company adopted a poison pill plan, effective December 30, 1996, that effectively limits the ability of shareholders to acquire positions over a certain size. This was done without seeking the approval of the holders of Common Stock. PAI believes that the poison pill is not in the best interest of shareholders and PAI will oppose this issue.

      (5) Mr. Morgan has made numerous requests to meet with some or all of the Company's directors; he has yet to receive a satisfactory response to these requests. Mr. Morgan is still interested in meeting with members of the board of directors.

      (6) The Company has restricted communications with PAI. The Company has informed PAI that it may no longer talk to management at the plant level, even though approval to do so had previously been given. PAI has also been informed verbally that it will only be allowed to address questions to senior corporate management in writing. In PAI's more than thirteen years of managing securities of public companies no other public company has imposed such a condition.

      (7) PAI now controls 2,269,444 shares of Common Stock, or 17.1% of the total outstanding, the largest block of Company Common Stock. To properly reflect this substantial investment PAI still wishes to have Mr. Morgan on the board.

      Based upon all of the above facts PAI has to question whether the Company is being managed in a fiduciary manner and to maximize shareholder value. Although PAI has no plans or proposals with respect to the following items, other than as expressed above, PAI will review any proposals involving any of the following:

      (a) The acquisition of securities or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

      (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or

      (j)  Any action similar to any of those enumerated above.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Pacholder Associates, Inc.


                                             January 24, 1997
                                             Date


                                             /s/ Thomas M. Barnhart, II
                                             Signature


                                             Senior Vice President and
                                             Associate General Counsel
                                             Title







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